FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in the Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Report No. 1:

The power utility CEZ has filed today with the Bulgarian Privatization Agency preliminary bids for all three packages of the privatized electricity distributors.


Report No. 2:

     CEZ has selected Lead Managers for the international bond issue under preparation


CEZ, a. s. has selected BNP Paribas and Merrill Lynch to serve as Joint Lead Managers of the Eurobond issue under preparation. The final volume, maturity, and timing of the issue will be fixed later.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CEZ, a. s.

                                                 -------------------------
                                                        (Registrant)

Date:  February 16, 2004

                                                     /s/ Libuse Latalova
                                                By:------------------------
                                                       Libuse Latalova
                                                        Head of Finance
                                                        Administration